Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	October 31, 2023 $	April 30, 2023 $
ASSETS
Current assets
Cash		6,017	8,280
Amounts receivable, net		3,618	3,247
Sales tax receivable		368	358
Income taxes receivable		-	178
Inventory		2,452	2,060
Unbilled revenue		1,066	632
Prepaid expenses		1,885	2,037
		15,406	16,792
Restricted cash		87	86
Deposit on equipment		375	332
Investment at fair value through profit and loss		-	115
Property and equipment	5, 7	11,864	10,392
Intangible assets	6	28,953	30,925
Goodwill		18,923	19,171
Total assets		75,608	77,813
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	4,113	3,388
Deferred revenue		1,611	977
Income taxes payable		565	-
Leases	7	954	1,116
Deferred acquisition payments		291	439
		7,534	5,920
Leases	7	8,620	6,151
Deferred acquisition payments		279	278
Deferred income tax liability		7,143	7,661
Total liabilities		23,576	20,010
SHAREHOLDERS' EQUITY
Share capital	8	117,470	117,470
Contributed surplus	8	11,916	10,796
Accumulated other comprehensive loss		1,927	2,625
Accumulated deficit		(79,281)	(73,088)
		52,032	57,803
Total liabilities and shareholders' equity		75,608	77,813

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on December 13, 2023.

              "Mitch Levine"            Director                                                "Dirk Witters"            Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements
2

IMMUNOPRECISE ANTIBODIES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited - Expressed in Canadian dollars)

		Three months ended October 31,		Six months ended October 31,
(in thousands, except share data)	Note	2023 $	2022 $	2023 $	2022 $
REVENUE		6,150	5,184	11,837	9,873
COST OF SALES		3,196	2,405	6,090	4,615
GROSS PROFIT		2,954	2,779	5,747	5,258
EXPENSES
Research and development		1,037	5,002	2,114	11,626
Sales and marketing		921	817	1,984	1,838
General and administrative		3,308	3,831	7,295	7,626
Amortization of intangible assets	6	711	953	1,558	2,064
		5,977	10,603	12,951	23,154
Loss before other income (expenses) and income taxes		(3,023)	(7,824)	(7,204)	(17,896)
OTHER INCOME (EXPENSES)
Accretion		(5)	-	(10)	(3)
Grant income	12	16	14	299	284
Interest and other income		213	36	356	34
Unrealized foreign exchange gain		209	297	136	320
		433	347	781	635
Loss before income taxes		(2,590)	(7,477)	(6,423)	(17,261)
Income taxes		(32)	126	230	529
NET LOSS FOR THE PERIOD		(2,622)	(7,351)	(6,193)	(16,732)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		516	1,999	(698)	142
COMPREHENSIVE LOSS FOR THE PERIOD		(2,106)	(5,352)	(6,891)	(16,590)
LOSS PER SHARE - BASIC AND DILUTED		(0.10)	(0.30)	(0.25)	(0.67)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		25,050,260	24,874,455	25,050,260	24,806,791

The accompanying notes are an integral part of these condensed interim consolidated financial statements
3

IMMUNOPRECISE ANTIBODIES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures - Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, July 31, 2022	24,836,723	116,183	-	10,303	(4,336)	(55,909)	66,241
Shares issued pursuant to option exercise	98,725	871	-	(373)	-	-	498
Share-based payments	-	-	-	355	-	-	355
Comprehensive loss for the period	-	-	-	-	1,999	(7,351)	(5,352)
Balance, October 31, 2022	24,935,448	117,054	-	10,285	(2,337)	(63,260)	61,742

Balance, July 31, 2023	25,050,260	117,470	-	11,619	1,409	(76,658)	53,840
Share-based payments	-	-	-	297	-	-	297
Comprehensive loss for the period	-	-	-	-	518	(2,623)	(2,105)
Balance, October 31, 2023	25,050,260	117,470	-	11,916	1,927	(79,281)	52,032

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures - Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,528)	75,285
Shares issued pursuant to option exercise	148,725	1,077	-	(459)	-	-	618
Shares issued pursuant to conversion of convertible debentures	309,877	1,418	(103)	-	-	-	1,315
Share-based payments	-	-	-	1,114	-	-	1,114
Comprehensive loss for the period	-	-	-	-	142	(16,732)	(16,590)
Balance, October 31, 2022	24,935,448	117,054	-	10,285	(2,337)	(63,260)	61,742

Balance, April 30, 2023	25,050,260	117,470	-	10,796	2,625	(73,088)	57,803
Share-based payments	-	-	-	1,120	-	-	1,120
Comprehensive loss for the period	-	-	-	-	(698)	(6,193)	(6,891)
Balance, October 31, 2023	25,050,260	117,470	-	11,916	1,927	(79,281)	52,032

The accompanying notes are an integral part of these condensed interim consolidated financial statements
4

IMMUNOPRECISE ANTIBODIES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	2023 $	2022 $
Operating activities:
Net loss for the period		(6,193)	(16,731)
Items not affecting cash:
Amortization and depreciation	5, 6, 13	2,847	3,014
Deferred income taxes		(416)	(418)
Accretion		10	3
Foreign exchange		49	(238)
Gain on investment		-	(8)
Share-based payments	8, 9, 10	1,120	1,114
		(2,583)	(13,264)
Changes in non-cash working capital related to operations:
Amounts receivable		(45)	(655)
Inventory		(75)	29
Unbilled revenue		(429)	(76)
Prepaid expenses		150	534
Accounts payable and accrued liabilities	10	679	(127)
Sales and income taxes payable and receivable		736	(642)
Deferred revenue		630	147
Net cash used in operating activities		(937)	(14,054)
Investing activities:
Purchase of equipment	5	(435)	(788)
Security deposit on leases		(49)	40
Deferred acquisition payments		(146)	(610)
Sale of QVQ Holdings BV shares		121	61
Net cash used in investing activities		(509)	(1,297)
Financing activities:
Proceeds on share issuance, net of transaction costs	8	-	618
Repayment of leases	7	(715)	(576)
Net cash (used in) provided by financing activities		(715)	42
Decrease in cash during the period		(2,161)	(15,309)
Foreign exchange		(101)	407
Cash - beginning of the period		8,366	30,047
Cash - end of the period		6,104	15,145
Cash is comprised of:
Cash		6,017	15,059
Restricted cash		87	86
		6,104	15,145
Cash paid for interest		-	263
Cash paid for income tax		-	445

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements
5

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Global Market under the trading ticker symbol "IPA". The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3304-4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $2.6 million for the six months ended October 31, 2023, and has accumulated a deficit of  $79.3 million as of October 31, 2023. The Company had $6.1 million cash on hand as of October 31, 2023. The Company expects its cash on hand as of October 31, 2023 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

2. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard ("IAS") 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company's audited annual financial statements for the year ended April 30, 2023. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee and therefore should be read together with the audited annual financial statements for the year ended April 30, 2023.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors.

(b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

(c) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - October 31, 2023 and April 30, 2023	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d) Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities - at the closing rate as at the reporting date, and income and expenses - at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The Company does not expect the amendments to IAS 1 to have a material impact on the Company's financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2024.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company's audited annual financial statements for the year ended April 30, 2023.

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

5. PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2022	136	35	47	2,586	239	353	5,672	138	9,206
Additions	138	-	-	7,593	-	101	1,064	28	8,924
Completion of work-in-process	-	-	-	-	-	166	-	(166)	-
Disposals	(3)	-	-	(1,290)	(95)	-	(700)	-	(2,088)
Foreign exchange	17	18	3	196	23	6	437	-	700
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	-	16,742
Additions	20	-	-	2,729	-	-	153	18	2,920
Disposals	(1)	-	-	(89)	-	-	-	-	(90)
Foreign exchange	(2)	-	(1)	(115)	(2)	(1)	(58)	-	(179)
Balance, October 31, 2023	305	53	49	11,610	165	625	6,568	18	19,393

Accumulated Depreciation:
Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	-	5,647
Depreciation	84	3	-	1,109	58	40	977	-	2,271
Disposals	(3)	-	-	(1,274)	(57)	-	(507)	-	(1,841)
Foreign exchange	6	1	3	181	10	-	72	-	273
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	-	6,350
Depreciation	51	2	-	753	28	28	426	-	1,288
Disposals	-	-	-	(62)	-	-	-	-	(62)
Foreign exchange	-	-	(1)	(13)	(1)	-	(32)		(47)
Balance, October 31, 2023	208	35	49	2,430	84	416	4,307	-	7,529

Net Book Value:
April 30, 2023	131	20	-	7,333	110	238	2,560	-	10,392
October 31, 2023	97	18	-	9,180	81	209	2,261	18	11,864

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

6. INTANGIBLE ASSETS

Changes in the value of the intangible assets during the six months ended October 31, 2023 and the year ended April 30, 2023 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2022	33	31,914	7,359	126	180	39,612
Foreign exchange	-	3,229	744	13	18	4,004
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616
Foreign exchange	-	(455)	(105)	(2)	(2)	(564)
Balance, October 31, 2023	33	34,688	7,998	137	196	43,052

Accumulated Amortization:
Balance, April 30, 2022	8	1,693	5,491	-	30	7,222
Amortization	7	2,710	1,477	128	92	4,414
Foreign exchange	(1)	372	665	9	10	1,055
Balance, April 30, 2023	14	4,775	7,633	137	132	12,691
Amortization	4	1,330	174	3	48	1,559
Foreign exchange	-	(50)	(97)	(3)	(1)	(151)
Balance, October 31, 2023	18	6,055	7,710	137	179	14,099

Net Book Value:
April 30, 2023	19	30,368	470	2	66	30,925
October 31, 2023	15	28,633	288	-	17	28,953

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

7. LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company's future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2024 (remainder)	827
2025	1,426
2026	1,386
2027	1,383
2028	1,376
More than 5 years	6,267
Total minimum lease payments	12,665
Less: imputed interest	(3,091)
Total present value of minimum lease payments	9,574
Less: Current portion	(954)
Non-current portion	8,620

Total cash outflow for leases during the six months ended October 31, 2023 was $0.7 million (2022 - $0.3 million).

The nature of the Company's leases by type of right-of-use asset as at October 31, 2023 is as follows:

Right-of-use asset type	No. of right- of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options

Lab and office facilities	4	0.5 - 10.5 years	5.0 years	3	-	2	1
Automobiles	6	1.0 - 3.5 years	2 years	-	-	6	6

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

Right-of-use assets

The changes in the value of right-of-use assets during the six months ended October 31, 2023 and the year ended April 30, 2023 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2022	2,586	239	651	3,476
Additions	7,593	-	-	7,593
Disposals	(1,290)	(95)	(687)	(2,072)
Foreign exchange	196	23	36	255
Balance, April 30, 2023	9,085	167	-	9,252
Additions	2,729	-	-	2,729
Disposals	(89)	-	-	(89)
Foreign exchange	(115)	(2)	-	(117)
Balance, October 31, 2023	11,610	165	-	11,775

Accumulated Depreciation:
Balance, April 30, 2022	1,736	46	460	2,242
Depreciation	1,109	58	198	1,365
Disposals	(1,274)	(57)	(507)	(1,838)
Foreign exchange	181	10	(151)	40
Balance, April 30, 2023	1,752	57	-	1,809
Depreciation	753	28	-	781
Disposals	(62)	-	-	(62)
Foreign exchange	(13)	(1)	-	(14)
Balance, October 31, 2023	2,430	84	-	2,514

Net Book Value:
April 30, 2022	7,333	110	-	7,443
October 31, 2022	9,180	81	-	9,261

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the six months ended October 31, 2023 and 2022 are as follows:

(in thousands)	2023 $	2022 $
Leases of low value assets	(20)	19
Variable lease payments	280	122
	260	141

8. SHARE CAPITAL

a) Authorized:

Unlimited common shares without par value.

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

b) Share capital transactions:

2023 Transactions

During the year ended April 30, 2023, the Company issued 263,537 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.8 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2023, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

2024 Transactions

The Company did not issue common shares during the six months ended October 31, 2023.

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

c) Options:

The following table summarizes stock option awards during the six months ended October 31, 2023 and the year ended April 30, 2023, including the grant date fair value determined using the Black-Scholes option pricing model:

					Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $		Awarded to	Share price on grant date $		Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
May 15, 2022(1)	80,000	5.79		Employees	5.79		0%	77%	2.73%	5.0 years	$0.3 million
February 19, 2023(2)	29,060	4.10	(3)	Directors	4.10	(3)	0%	77%	3.57%	4.0 years	$0.1 million
February 19, 2023(1)	609,452	4.10	(3)	Officers and employees	4.10	(3)	0%	77%	3.57%	5.0 years	$2.2 million

(1)  Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.

(2)  Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.

(3) Priced in US dollars

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the six months ended October 31, 2023 the Company has recorded $1.1 million (2022 - $1.1 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the six months ended October 31, 2023 and the year ended April 30, 2023 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2022 (outstanding)	1,624,150	7.93	3.11
Granted	718,512	7.98	-
Exercised	(318,725)	3.26	-
Expired	(115,174)	10.75	-
Forfeited	(24,335)	20.30	-
Balance, April 30, 2023 (outstanding)	1,884,428	8.29	2.88
Expired	(47,332)	9.55	-
Forfeited	(55,756)	4.20	-
Balance, October 31, 2023 (outstanding)	1,781,340	8.09	2.75
Unvested	(395,566)	5.68	4.22
Exercisable, October 31, 2023	1,385,774	8.77	2.33

Details of the options outstanding as of October 31, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
November 7, 2023	4.10	0.02	20,000	-	20,000
December 31, 2023	5.00	0.17	180,000	-	180,000
January 11, 2024	5.00	0.20	60,000	-	60,000
September 1, 2025	8.50	1.84	250,000	-	250,000
January 6, 2026	20.30	2.19	199,000	-	199,000
May 9, 2026(1)	10.59	2.52	10,000	3,333	6,667
January 2, 2026	6.89	2.18	28,250	-	28,250
January 7, 2027	7.94	3.19	314,000	-	314,000
January 13, 2027	8.30	3.21	31,000	-	31,000
February 22, 2024	6.35	0.31	25,000	-	25,000
May 15, 2027	5.79	3.54	80,000	26,667	53,333
February 19, 2027(2)	5.63	3.31	26,638	7,265	19,373
February 19, 2028(2)	5.63	4.31	557,452	358,301	199,151
	8.09	2.75	1,781,340	395,566	1,385,774

(1) Exercise price of US $7.72. The figure in the table above is translated at the October 31, 2023 rate.

(2) Exercise price of US $4.10. The figure in the table above is translated at the October 31, 2023 rate.

d) Finder's Warrants

There were no changes in the finder's warrants during the six months ended October 31, 2023 or the year ended April 30, 2023. Details of the finder's warrants outstanding as of October 31, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	23.07	2.26	130,111

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

(1) Exercise price of US $16.81. The figure in the table above is translated at the October 31, 2023 rate.

9. EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the six months ended October 31, 2023 and 2022 are detailed below:

(in thousands)	2023 $	2022 $
Wages, salaries	2,747	2,704
Employee benefits	264	150
Payroll taxes	183	246
Severance	-	60
Share-based payments	297	355
	3,491	3,515

10. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Brad McConn, former Chief Financial Officer; Dr. Stefan Lang, former Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Lisa Helbling, former Chief Financial Officer; and Directors of the Company. During the six months ended October 31, 2023 and 2022, the compensation for key management is as follows:

(in thousands)	2023 $	2022 $
Salaries and other short-term benefits	1,573	1,408
Severance (included in salaries)	60	60
Share-based payments	1,120	431
Director compensation (included in salaries)	171	167
	2,924	2,066

At October 31, 2023, included in accounts payable and accrued liabilities is $1.4 million (April 30, 2023 - $0.9 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

11. COMMITMENTS

The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The lease will have a five-year term with an optional five-year extension, and is estimated to commence March 1, 2024 at an estimated annual cost of €0.5 million indexed for inflation.

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of October 31, 2023, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

12. GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the six months ended October 31, 2023, the Company recorded €0.3 million in grant income related to this funding compared to the  €0.2 million recorded in the six months ended October 31, 2022.

13. SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At October 31, 2023 and April 30, 2023, the Company has one reportable segment, being antibody production and related services.

The Company's revenues are allocated to geographic regions for the three and six months ended October 31, 2023 and 2022 as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
United States of America	3,206	2,043	5,639	3,936
Europe	2,401	2,788	5,366	4,927
Canada	118	131	244	397
Australia	65	0	148	0
Other	360	222	440	613
	6,150	5,184	11,837	9,873

The Company's revenues are allocated according to revenue types for the three and six months ended October 31, 2023 and 2022 as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
Project revenue	5,518	4,729	10,734	9,063
Product sales revenue	577	395	976	691
Cryostorage revenue	55	60	127	119
	6,150	5,184	11,837	9,873

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

The Company's non-current assets are allocated to geographic regions as of October 31, 2023 and April 30, 2023 as follows:

	October 31, 2023 $	April 30, 2023 $
North America - Corporate	86	89
North America	3,313	1,025
Belgium	38,637	40,406
Netherlands	18,166	19,501
	60,202	61,021

Geographic segmentation of the Company's net income (loss) for the three and six months ended October 31, 2023 and 2022 is as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
North America - Corporate	(1,141)	(1,744)	(2,687)	(3,880)
North America	(15)	(4,473)	(715)	(11,181)
Belgium	(1,372)	(1,081)	(2,341)	(2,009)
Netherlands	(94)	(53)	(450)	338
	(2,622)	(7,351)	(6,193)	(16,732)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and six months ended October 31, 2023 and 2022 is as follows:

	Three months ended October 31,		Six months ended October 31,
Interest and accretion (in thousands)	2023 $	2022 $	2023 $	2022 $
North America - Corporate	(16)	(2)	(10)	15
North America	48	3	80	11
Belgium	34	4	37	9
Netherlands	120	40	238	58
	186	45	345	93

	Three months ended October 31,		Six months ended October 31,
Amortization and depreciation (in thousands)	2023 $	2022 $	2023 $	2022 $
North America - Corporate	3	4	6	7
North America	145	188	302	368
Belgium	604	505	1,209	1,163
Netherlands	601	767	1,330	1,476
	1,353	1,464	2,847	3,014

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	October 31, 2023 $	October 31, 2022 $
Acquisition of building and equipment by lease	2,729	6,247
Settlement of convertible debentures	-	1,315

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	October 31, 2023 $
Deferred acquisition payments	717	-	-	(146)	10	(11)	570
Leases	7,267	(715)	2,729	-	-	293	9,574
Total	7,984	(715)	2,729	(146)	10	282	10,144

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	October 31, 2022 $
Deferred acquisition payments	1,237	(610)	-	-	-	-	627
Convertible debentures	1,312	-	-	(1,315)	3	-	-
Leases	1,455	(576)	5,827	-	-	(21)	6,685
Total	4,004	(1,186)	5,827	(1,315)	3	(21)	7,312

IMMUNOPRECISE ANTIBODIES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended October 31, 2023 and 2022 (Unaudited - Expressed in Canadian dollars)

15. SUBSEQUENT EVENTS

On December 8, 2023, the Company closed an underwritten public offering of 1,265,000 common shares, including 165,000 common shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each common share, before the underwriter's discount and commissions, was U.S.$1.00. The Company intends to use the estimated net proceeds of approximately $1.1 million from the offering for research and development; capital expenditures, including expansion of existing laboratory facilities; and working capital and general corporate purposes. The common shares were offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-273197) that was declared effective by the United States Securities and Exchange Commission on July 14, 2023.